Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 25, 2008

3.	News Release
March 25, 2008

4.	Summary of Material Change
Astellas Pharma US, Inc. and its co-development partner Cardiome Pharma Corp. announced the first pivotal Phase III study evaluating the investigational agent KYNAPID™ (vernakalant hydrochloride) Injection was published today in Circulation, the official journal of the American Heart Association.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.            Date of Report
March 25, 2008

Per:            “Curtis Sikorksy”
Curtis Sikorksy,
Chief Financial Officer